

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 9, 2008

Mr. Alexander Craven
Vice President, Finance and Treasurer
Fox Petroleum Inc
64 Knightsbridge
London, SW1X 7JF ENGLAND

> **Re:** **Fox Petroleum Inc.**
> **Form 10-KSB for Fiscal Year Ended February 28, 2007**
> **Filed June 13, 2007**
> **File No. 0-52721**

Dear Mr. Craven:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief